LETTERHEAD OF OPTION PLACEMENT, INC.

November 20, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Peggy Fisher, Esq.
Mailstop 3030

Re:	Option Placement, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed on August 12, 2009
File No. 000-53638

Quarterly Report on Form 10-Q
For the Quarterly Period Ended June 30, 2009
Filed on August 14, 2009
File No. 000-53638

Dear Ms. Fisher:

This letter sets forth the responses of Option Placement, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated August 19, 2009 to Jonathon Patton, the President of the Company, with respect to Amendment No. 1 to the registration statement on Form 10 filed on August 12, 2009 ("Amendment No. 1") and to the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2009 (the "June 2009 10-Q").  We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the information provided is responsive to your questions and comments.

Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing (i) a Post-Effective Amendment No. 2 to Form 10 Registration Statement, along with Exhibit 23.1, that incorporates the revisions made in response to the Staff's comments ("Amendment No. 2") and (ii) Amendment No. 1 on Form 10-Q/A to the June 2009 10-Q to include revised and updated certifications pursuant to Section 302 and Section 906of the Sarbanes Oxley Act of 2002.    Please note that we are amending both filings to disclose the existence of material weaknesses in the Company's disclosure controls and procedures and internal control over financial reporting as of the period end date of the financial statements included with each filing.

References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in the amendment to the filings.

November 20, 2009
Attn: Peggy Fisher, Esq.
United States Securities and Exchange Commission

Risk Factors, page 7

There is currently no trading . . . . page 12

1.
Regarding your response to comment 3 in our letter dated May 19, 2009, please clarify in your risk factor that blue sky laws could also limit potential purchasers from acquiring your stock and address how this may further limit liquidity.

Response

In response to the Staff's comment, we have added a new risk factor on page 13 in Amendment No. 2 titled "We have not registered or qualified any shares of our class of our common stock for resale under the Blue Sky laws of any state, which may limit the liquidity of the common stock."  The new risk factor has been added at the Staff's request and is intended to clarify that the Company's failure to register its common stock under any state blue sky laws could limit potential purchasers from acquiring our common stock and how such failure may further limit a holder's liquidity with respect to the stock.

Statement of Operations, page F-3

2.
Please refer to our prior comment 9.  Although your response states the heading has been revised to read "for the period from inception (March 5, 2008) through December 31, 2008," it does not appear that your statement of operations reflects the revisions because the caption still reads "for the year ended December 31, 2008."  Please tell where the referenced revisions are in the filing or revise the filing as previously requested, noting our concern that the period represented by the column is less than on year.

Response

The Statement of Operations was revised but not correctly imported into the final document.  The Statement of Operations included in Amendment No. 2 has been revised in accordance with the Staff's comment.

Statement of Cash Flows, page F-4

3.	Please tell us why your statement of cash flows is labeled as "unaudited" and confirm that this statement has, in fact, been audited.

Response

We advise the Staff that the “unaudited” label has been removed from the Statement of Cash Flows.  The Company has confirmed, by inquiry of its auditor, that this statement has, in fact, been audited.

November 20, 2009
Attn: Peggy Fisher, Esq.
United States Securities and Exchange Commission

Statement of Stockholders' Deficit, page F-5

4.
Please refer to our prior comment 10.  We see from your response that the $3,400 was a payment made as a reduction to the shareholder loan outstanding and your audited financial statements and auditors' report have all been revised to reflect the revised amount.  Please respond to the following:

(The Company's responses to the individual bullet point comments within the context of Comment 4 appear after each bullet point.)

•
It appears that the revision is a correction of an error that is significant to your financial statements.  Please revise the filing to include all disclosures required by SFAS 154.  For example, tell us why you did not label the applicable financial statement columns "restated."

Response

We are filing revised and restated financial statements for the period March 5, 2008 through December 31, 2008 that are updated to label the financial statement columns with the words “revised and restated” and to include the disclosure otherwise required by SFAS 154.

Additionally, we have revised Amendment No. 2 to provide a detailed explanation of the error significant to the Company's financial statements and the other errors in the financial statements under "Item 2. Financial Information – Management's Discussion and Analysis of Financial Condition and Results of Operations – Restatement of Financial Statements."  This section also provides detailed information relating to the Company's mishandling of the restatement of the financial statements in Amendment No. 1, including a table that shows the financial information that changed from the Form 10 as originally filed by the Company with the SEC on April 24, 2009 to Amendment No. 1.

•
Please reconcile your response with the disclosure in Note G to your interim financial statements for the three months ended March 31, 2009 on page F-18 that states a series of loans were obtained for $10,000, of which only $6,500 had been issued.  This disclosure does not appear to be consistent with your disclosure that $9,900 was originally loaned and the company made a $3,400 repayment on the loan.

Response

We have reconciled our response with respect to the disclosure of the Loan to a Related Party.  We have revised Note I to reflect the correction of an error and the statements that were impacted in the audited financial statements.  We also have revised Note G in the notes to the interim financial statements for the period ended September 30, 2009 that are filed with Amendment No. 2 to reflect that the loan was for $9,900.

November 20, 2009
Attn: Peggy Fisher, Esq.
United States Securities and Exchange Commission

•	Revise the statement of cash flows to show the amounts borrowed and repaid in connection with this loan on a gross basis. We refer you paragraphs 11 to 13 of SFAS 95.

Response

We advise the Staff that we have revised the Statement of Cash Flows to separately report the amounts borrowed and the amounts repaid in Note I, titled "Shareholder Loan/Related Party – Revised, July 29, 2009 for a Correction of an Error.

Statement of Operations for the three months ended March 31, 2009, page F-12

5.
We note that you did not record any expenses other than interest expense during the three months ended March 31, 2009, yet we see that you filed your Form 10 shortly thereafter on April 24, 2009.  Pleas tell us if you incurred any fees related to the preparation of the Form 10 and how you reflected any related costs in your financial statements.  Confirm that your financial statements include all the costs of doing business.

Response

We confirm that we did not incur any fees related to the preparation of the Form 10 for the three months ended March 31, 2009.  All fees that were incurred were not billed to the Company until the end of April and then subsequently paid in May.  We confirm that the financial statements include all the costs of doing business.

Form 10-Q for the quarterly period ended June 30, 2009

Exhibit 32.1

6.	Please file an amendment to your Form 10-Q and refile the Section 906 certification in order to identify the correct Company.

Response

Concurrent with the filing of this letter on the SEC's EDGAR System web site, we are filing Amendment No. 1 on Form 10-Q/A to the Company's Form 10-Q for the quarterly period ended June 30, 2009 in which we are filing revised and updated certifications required by the Section 302 and Section 906 of the Sarbanes Oxley Act of 2002 that correctly identify the Company.

Please note that the Company also has revised Amendment No. 1 on Form 10-Q/A as follows:

November 20, 2009
Attn: Peggy Fisher, Esq.
United States Securities and Exchange Commission

•
"Item 4(T). Disclosure Controls and Procedures" has been revised to reflect the re-evaluation of the Company's disclosure controls and procedures as of June 30, 2009 in light of the errors in the financial statements that existed as of said date; and

•	Note G to the financial statements has been revised to correct a typographical error by changing the amount of the loan we received from a shareholder from $10,000 to $9,900.

The Company, in conjunction with its counsel and auditor, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (803) 748-0332 or William Ruffa, company counsel, at (212) 355-0606.

Very truly yours,

/s/ Jonathan Patton
Jonathon Patton, President
Option Placement, Inc.